UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934, as amended

Date of Report: October 6, 2014

AECOM TECHNOLOGY CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	000-52423	61-1088522
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1999 Avenue of the Stars, Suite 2600 Los Angeles, CA	90067
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code (213) 593-8000

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒                                  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐                                    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐                                    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐                                    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.  Entry into a Material Definitive Agreement.

Indenture

On October 6, 2014, AECOM Technology Corporation (the “Company”) completed an offering of $800,000,000 aggregate principal amount of its 5.750% Senior Notes due 2022 (the “2022 Notes”) and $800,000,000 aggregate principal amount of its 5.875% Senior Notes due 2024 (the “2024 Notes” and, together with the 2022 Notes, the “Notes”). The Notes were sold in the United States to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and outside the United States pursuant to Regulation S under the Securities Act.

The Notes were issued pursuant to an indenture, dated as of October 6, 2014 (the “Indenture”), by and among the Company, the Guarantors party thereto, and U.S. Bank, National Association, as trustee (the “Trustee”). The Company intends to use the net proceeds of the offering of the Notes, together with cash and borrowings under certain term loans and credit facilities, to pay the cash consideration pursuant to the Company’s previously disclosed acquisition of URS Corporation (“URS”), pursuant to an Agreement and Plan of Merger dated July 11, 2014 (the “Merger Agreement”), to pay fees and expenses in connection with the transactions contemplated by the Merger Agreement, and to repay existing indebtedness of the Company and URS.

The proceeds of the Notes offering were placed in an escrow account pending the consummation of the URS acquisition and certain other conditions (the “Escrow Release Conditions”).

Interest will be payable on the 2022 Notes at a rate of 5.750% per annum and on the 2024 Notes at a rate of 5.875% per annum. Interest on both series of Notes will be payable semi-annually on April 15 and October 15 of each year, commencing on April 15, 2015. The 2022 Notes will mature on October 15, 2022, and the 2024 Notes will mature on October 15, 2024.

At any time prior to October 15, 2017, the Company may redeem all or part of the 2022 Notes, at a redemption price equal to 100% of their principal amount, plus a “make whole” premium as of the redemption date, and accrued and unpaid interest (subject to the rights of holders of record on the relevant record date to receive interest due on the relevant interest payment date). In addition, at any time prior to October 15, 2017, the Company may redeem up to 35% of the original aggregate principal amount of the 2022 Notes with the proceeds of one or more equity offerings, at a redemption price equal to 105.750%, plus accrued and unpaid interest. Furthermore, at any time on or after October 15, 2017, the Company may redeem the 2022 Notes, in whole or in part, at once or over time, at the specified redemption prices plus accrued and unpaid interest thereon to the redemption date.

At any time prior to July 15, 2024, the Company may redeem on one or more occasions all or part of the 2024 Notes at a redemption price equal to the sum of (i) 100% of the principal amount thereof, plus (ii) a “make-whole” premium as of the date of the redemption, plus any accrued and unpaid interest to the date of redemption. In addition, on or after July 15, 2024, the 2024 Notes may be redeemed by the Company at a redemption price of 100% of the principal amount thereof, plus accrued and unpaid interest to the date of redemption.

If the URS acquisition is not consummated or the Escrow Release Conditions are otherwise not satisfied prior to July 11, 2015, the Notes will be subject to a special mandatory redemption at a redemption price equal to 100.00% of the aggregate principal amount of the Notes, plus accrued and unpaid interest to, but not including, the redemption date.

The Indenture contains customary events of default, including, among other things, payment default, exchange default, failure to provide certain notices thereunder and certain provisions related to bankruptcy events. The Indenture also contains customary negative covenants.

The Notes have not been registered under the Securities Act, or any state securities laws, and, unless so registered, may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws. This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any offer, solicitation or sale of, the Notes in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

The description of the Indenture and the Notes in this Current Report on Form 8-K is a summary and is qualified in its entirety by reference to the text of the Indenture, which is filed as Exhibit 4.1 hereto and incorporated herein by reference.

Registration Rights Agreement

In connection with the offering of the Notes, the Company entered into a Registration Rights Agreement, dated as of October 6, 2014 (the “Registration Rights Agreement”), with the AECOM Guarantors party thereto, on the one hand, and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representative of the initial purchasers of the Notes (the “Initial Purchasers”), on the other hand.  In addition, upon the consummation of the URS acquisition, URS and certain of its subsidiaries which will guarantee the Notes will become parties to the Registration Rights Agreement by executing a joinder thereto.

Under the Registration Rights Agreement, the Company and the AECOM Guarantors have agreed to use their commercially reasonable efforts to (i) file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement (the “Exchange Offer Registration Statement”) relating to the registered exchange offer (the “Exchange Offer”) to exchange the Notes for a new series of the Company’s exchange notes having terms substantially identical in all material respects to, and in the same aggregate principal amount as the Notes, (ii) cause the Exchange Offer Registration Statement to be declared effective by the SEC on or prior to the 390th day following October 6, 2014 (or if such 390th day is not a business day, the next succeeding business day (the “Exchange Date”)), (iii) cause the Exchange Offer Registration Statement to be effective continuously and keep the exchange offer open for a period not less than 30 days after the date notice of the exchange offer is mailed to the holders of the Notes and (iv) cause the Exchange Offer to be consummated in no event later than the Exchange Date.

Under certain circumstances, the Company and the AECOM Guarantors have agreed to use their commercially reasonable efforts to (i) file a shelf registration statement relating to the resale of the Notes on or prior to the Exchange Date (such date being the “Shelf Filing Deadline”), (ii) cause the shelf registration statement to be declared effective not later than the 60th day after the Shelf Filing Deadline (or if such 60th day is not a business day, the next succeeding business day) and (iii) keep such shelf registration continuously effective until two years after its effective date (or such shorter period that will terminate when all the Notes covered thereby have been sold pursuant thereto).

If the Company fails to meet any of these targets, the annual interest rate on the Notes will increase by 0.25%, and will increase by an additional 0.25% for each subsequent 90-day period during which the default continues, up to a maximum additional interest rate of 1.0% per year. If the Company cures the default, the interest rate on the Notes will revert to the original level.

The description of the Registration Rights Agreement in this Current Report on Form 8-K is a summary and is qualified in its entirety by reference to the complete text of the Registration Rights Agreement, which is filed as Exhibit 4.2 hereto and is incorporated herein by reference.

Item 2.03.  Creation of a Direct Financial Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information required to be disclosed pursuant to this Item 2.03 in connection with the matters described under Item 1.01 of this Current Report on Form 8-K is incorporated by reference therefrom herein.

Additional Information about the Proposed Transaction with URS and Where to Find It

In connection with the proposed transaction with URS, AECOM has filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement of AECOM and URS that also constitutes a prospectus of AECOM (which registration statement was declared effective on September 17, 2014). The definitive joint proxy statement/prospectus was mailed to stockholders of AECOM and URS on or about September 17, 2014. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and other relevant documents filed with the SEC, because they contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents, and other documents filed with the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by AECOM by contacting AECOM Investor Relations at 1-213-593-8000.  Investors and security holders may obtain free copies of the documents filed with the SEC by URS by contacting URS Investor Relations at 877-877-8970.  Additionally, information about the transaction is available online at www.aecom-urs.com.

AECOM and URS and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about AECOM’s directors and executive officers is available in AECOM’s proxy statement for its 2014 Annual Meeting of Stockholders filed with the SEC on January 24, 2014. Information about directors and executive officers of URS is available in the proxy statement for the 2014 Annual Meeting of Stockholders of URS filed with the SEC on April 17, 2014.

Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the definitive joint proxy statement/prospectus and other relevant materials filed with the SEC regarding the merger. Investors should read the definitive joint proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from AECOM or URS using the sources indicated above.

Non-Solicitation

This report shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Item 9.01.  Financial Statements and Exhibits.

(d)  List of Exhibits.

Exhibit No.	Description

4.1	Indenture, dated as of October 6, 2014, by and among AECOM Technology Corporation, the Guarantors party thereto, and U.S. Bank, National Association, as trustee.

4.2

Registration Rights Agreement, dated October 6, 2014, by and among AECOM Technology Corporation, AECOM Government Services, Inc., AECOM Technical Services, Inc., Tishman Construction Corporation, other Guarantors, and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AECOM TECHNOLOGY CORPORATION
(Registrant)

Date: October 8, 2014	By:	/s /David Y. Gan
David Y. Gan
Senior Vice President, Assistant General Counsel